Exhibit 99.1

Yingli Green Energy Reports Second Quarter 2013 Results

Quarterly Shipments Increased by 23.6% from First Quarter 2013 and Reached a Historical High

BAODING, China, August 30, 2013 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”),  the world’s largest vertically integrated photovoltaic manufacturer, which markets its products under the brand “Yingli Solar”, today announced its unaudited consolidated financial results for the quarter ended June 30, 2013.

Second Quarter 2013 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 3,378.3 million (US$550.4 million).

•                      PV module shipments increased by 23.6% from the first quarter of 2013.

•                      Overall gross profit was RMB 397.5 million (US$64.8 million), representing a gross margin of 11.8%. Gross margin for PV modules was 12.5%.

•                      Operating loss was RMB 129.2 million (US$21.1 million), representing an operating margin of negative 3.8%.

•                      Net loss1 was RMB 320.8 million (US$52.3 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 2.05 (US$0.33). On an adjusted non-GAAP2 basis, net loss was RMB 321.5 million (US$52.4 million) and loss per ordinary share and per ADS was RMB 2.05 (US$0.33).

“We are pleased to announce another better than expected quarter in terms of market share and profitability, mainly driven by the continuous fundamental improvements of solar market conditions, our well-recognized brand, diversified customer base and unceasing technological innovations,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“Our total shipments in the second quarter increased by 23.6% compared to the previous quarter. The growth was primarily attributable to the robust demand from China and the U.S. associated with the traditional peak seasons and the accelerated construction of utility scale projects. In addition to China and the U.S., our revenues from Europe tracked better than expected as a result of pull-in demand despite the regulatory uncertainties. Combined with the continuously increasing selling prices and constant reduction of manufacturing cost, we managed to increase our gross margin to 11.8% from 4.1% in the first quarter. “

(1)  For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)  All non-GAAP measures exclude, as applicable, share-based compensation, interest expenses consisting of changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“Supported by a series of favorable policies issued recently, the China market is developing towards a more sound and steady direction of PV applications. We will take full advantage of our current leadership in China to extend our business downstream. The demand in the U.S. remains strong across all segments and geographies since earlier this year, and we expect to double our sales to the utility segment in 2013 while continuing to solidify our position as a leading PV module supplier to the distributed generation segment. Looking forward to the second half of 2013, China, the U.S., Japan and other emerging markets will play an increasingly important role in driving our shipment growth as demands for our products increase in those markets. Based on current customer demand and anticipated market conditions, we are confident to accomplish our module shipments guidance of 3.2-3.3GW for the full year 2013.”

“In addition to expanding our market share, we have continued strengthening our R&D efforts to support continuous technological advancement and cost reduction, which we believe will help us further enhance our leading position in the long run.” Mr. Miao concluded.

Second Quarter 2013 Financial Results

Total Net Revenues

Total net revenues were RMB 3,378.3 million (US$550.4 million) in the second quarter of 2013, an increase of 26.1% from RMB 2,679.3 million in the first quarter of 2013 and up from RMB 3,103.5 million in the second quarter of 2012. PV module shipments in the second quarter of 2013 increased by 23.6% from the first quarter of 2013. The significant sequential increase in net revenues from the first quarter of 2013 was mainly due to the increased PV module shipments and the slightly improved average selling price of PV modules in this quarter.

Gross Profit and Gross Margin

Gross profit was RMB 397.5 million (US$64.8 million) in the second quarter of 2013, a significant increase of 258.5% from RMB 110.9 million in the first quarter of 2013 and up from RMB 141.5 million in the second quarter of 2012.

Overall gross margin was 11.8% in the second quarter of 2013, which improved from 4.1% in the first quarter of 2013 and 4.6% in the second quarter of 2012. The sequential increase in gross margin in the second quarter of 2013 was primarily attributable to the slightly improved average selling price of PV modules in this quarter and the Company’s continuous efforts in reducing manufacturing cost.

Operating Expenses

Operating expenses were RMB 526.7 million (US$85.8 million) in the second quarter of 2013, compared to RMB 435.6 million in the first quarter of 2013 and RMB 468.2 million in the second quarter of 2012. The increase in operating expenses was mainly a result of increased selling expenses in line with the Company’s increased PV modules shipment volume in this quarter.

Operating expenses as a percentage of total net revenues was 15.6% in the second quarter of 2013, compared to 16.3% in the first quarter of 2013 and 15.1% in the second quarter of 2012.

Operating Loss and Margin

Operating loss was RMB 129.2 million (US$21.1 million) in the second quarter of 2013, a significant decrease from RMB 324.7 million in the first quarter of 2013 and RMB 326.7 million in the second quarter of 2012.

Operating margin was negative 3.8% in the second quarter of 2013, compared to negative 12.1% in the first quarter of 2013 and negative 10.5% in the second quarter of 2012.

Interest Expense

Interest expense was RMB 224.9 million (US$36.6 million) in the second quarter of 2013, compared to RMB 221.9 million in the first quarter of 2013 and RMB 229.3 million in the second quarter of 2012. As of June 30, 2013, the Company had an aggregate of RMB 17.2 billion (US$2.8 billion) of bank borrowings and medium-term notes, compared to RMB 15.5 billion as of March 31, 2013. The weighted average interest rate of the Company’s borrowings was 6.20% in the second quarter of 2013, which decreased from 6.34% in the first quarter of 2013. The slight increase in interest expense was mainly due to increased bank borrowings, and partially offset by the Company’s efforts in optimizing its debt structure.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB 6.5 million (US$1.1 million) in the second quarter of 2013, compared to foreign currency exchange loss of RMB 92.4 million in the first quarter of 2013 and RMB 183.7 million in the second quarter of 2012. Given that the Company had a net USD-denominated liability position, the foreign currency exchange gain was mainly due to the appreciation of the RMB against the USD in this quarter.

Income Tax Benefit (Expense)

Income tax benefit was RMB 4.2 million (US$0.7 million) in the second quarter of 2013, compared to income tax expense of RMB 9.8 million in the first quarter of 2013 and income tax benefit of RMB 102.3 million in the second quarter of 2012.

Net Loss

Net loss was RMB 320.8 million (US$52.3 million) in the second quarter of 2013, compared to RMB 611.8 million in the first quarter of 2013 and RMB 573.0 million in the second quarter of 2012. Loss per ordinary share and per ADS was RMB 2.05 (US$0.33) in the second quarter of 2013, compared to RMB 3.91 in the first quarter of 2013 and RMB 3.66 in the second quarter of 2012.

On an adjusted non-GAAP basis, net loss was RMB 321.5 million (US$52.4 million) in the second quarter of 2013, compared to RMB 607.1 million in the first quarter of 2013 and RMB 551.2 million in the second quarter of 2012. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 2.05 (US$0.33) in the second quarter of 2013, compared to RMB 3.88 in the first quarter of 2013 and RMB 3.52 in the second quarter of 2012.

Balance Sheet Analysis

As of June 30, 2013, the Company had RMB 3,627.4 million (US$591.0 million) in cash and restricted cash, an increase from RMB 2,821.3 million as of March 31, 2013.

As of June 30, 2013, accounts receivable were RMB 4,435.2 million (US$722.6 million), compared to RMB 4,174.6 million as of March 31, 2013. Days sales outstanding was 118 days in the second quarter of 2013, which improved from 140 days in the first quarter of 2013.

As of June 30, 2013, accounts payable were RMB 4,708.0 million (US$767.1 million), compared to RMB 4,591.1 million as of March 31, 2013. Days payable outstanding was 142 days in the second quarter of 2013, compared to 161 days in the first quarter of 2013.

As of June 30, 2013, inventories were RMB 3,095.2 million (US$504.3 million), compared to RMB 2,893.4 million as of March 31, 2013. Inventory turnover days was 93 days in the second quarter of 2013, compared to 101 days in the first quarter of 2013.

As of the date of this press release, the Company had approximately RMB 5,270.6 million in unutilized short-term lines of credit and RMB 1,567.0 million committed long-term facility that can be drawn down in the near future.

Business Outlook for Full Year 2013

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reiterates its PV module shipment target to be in the estimated range of 3.2 GW to 3.3 GW for fiscal year 2013, which represents an increase of 39.4% to 43.7% compared to fiscal year 2012.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude, as applicable, items related to share-based compensation, interest expense consisting of changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.1374 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2013. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on August 30, 2013, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International dial-in number: +1-845-675-0437

• Passcode: 24532103

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until September 29, 2013 by dialing:

• U.S. Toll Free Number: +1-855-452-5696

• International dial-in number: +1-646-254-3697

• Passcode: 24532103

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of shipments. With 2,450 MW of vertically-integrated annual production capacity, Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 7,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2012	June 30,2013
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	3,051,743	3,627,407	591,033
Accounts receivable, net	3,918,666	4,435,189	722,649
Inventories	2,523,550	3,095,218	504,321
Prepayments to suppliers	239,912	516,704	84,189
Prepaid expenses and other current assets	1,379,003	1,421,813	231,664
Total current assets	11,112,874	13,096,331	2,133,856

Long-term prepayments to suppliers	1,280,131	956,347	155,823
Property, plant and equipment, net	13,218,200	13,448,728	2,191,275
Land use rights	710,183	710,448	115,757
Intangible assets, net	62,812	60,784	9,904
Other assets	769,386	911,893	148,580
Total assets	27,153,586	29,184,531	4,755,195

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	7,526,015	8,689,239	1,415,785
Accounts payable	3,680,259	4,707,977	767,096
Other current liabilities and accrued expenses	1,734,695	1,777,475	289,614
Total current liabilities	12,940,969	15,174,691	2,472,495

Long-term debt, excluding current portion	4,076,456	4,596,736	748,971
Medium-term notes	3,911,907	3,914,768	637,854
Accrued warranty cost, excluding current portion	519,539	567,188	92,415
Other liabilities	1,487,944	1,644,718	267,983
Total liabilities	22,936,815	25,898,101	4,219,718

Shareholders’ equity:
Ordinary shares	12,241	12,241	1,994
Additional paid-in capital	6,654,082	6,658,642	1,084,929
Treasury stock	(127,331)	(127,331)	(20,747)
Accumulated other comprehensive income	237,384	279,970	45,617
Accumulated deficit	(4,406,510)	(5,339,138)	(869,933)
Total equity attributable to Yingli Green Energy	2,369,866	1,484,384	241,860
Noncontrolling interests	1,846,905	1,802,046	293,617
Total shareholders’ equity	4,216,771	3,286,430	535,477
Total liabilities and shareholders’ equity	27,153,586	29,184,531	4,755,195

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,031,278	2,524,574	3,200,275	521,438
Sales of PV systems	13,026	21,930	56,630	9,227
Other revenues	59,180	132,769	121,387	19,778
Total net revenues	3,103,484	2,679,273	3,378,292	550,443
Cost of revenues:
Cost of PV modules sales	(2,899,026)	(2,399,451)	(2,801,332)	(456,436)
Cost of PV systems sales	(9,143)	(19,829)	(54,723)	(8,916)
Cost of other revenues	(53,788)	(149,112)	(124,770)	(20,329)
Total cost of revenues	(2,961,957)	(2,568,392)	(2,980,825)	(485,681)
Gross profit	141,527	110,881	397,467	64,762
Selling expenses	(256,227)	(214,847)	(291,204)	(47,447)
General and administrative expenses	(165,684)	(177,503)	(173,387)	(28,251)
Research and development expenses	(46,317)	(43,235)	(62,104)	(10,119)
Total operating expenses	(468,228)	(435,585)	(526,695)	(85,817)
Loss from operations	(326,701)	(324,704)	(129,228)	(21,055)
Other income (expense):
Interest expense	(229,328)	(221,904)	(224,927)	(36,649)
Interest income	18,098	2,674	5,164	841
Foreign currency exchange gains (losses)	(183,661)	(92,376)	6,530	1,064
Other income	10,784	4,224	8,911	1,452
Loss before income taxes	(710,808)	(632,086)	(333,550)	(54,347)
Income tax benefit (expense)	102,338	(9,819)	4,176	680
Net loss	(608,470)	(641,905)	(329,374)	(53,667)
Less: Loss attributable to the noncontrolling interests	35,490	30,124	8,528	1,390
Net loss attributable to Yingli Green Energy	(572,980)	(611,781)	(320,846)	(52,277)

Weighted average shares and ADSs outstanding
Basic and diluted	156,576,418	156,585,020	156,585,020	156,585,020

Loss per share and per ADS
Basic and diluted	(3.66)	(3.91)	(2.05)	(0.33)

Net loss	(608,470)	(641,905)	(329,374)	(53,667)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	52,320	12,097	21,903	3,569
Cash flow hedging derivatives, net of nil tax	2,364	14,060	(6,734)	(1,097)
Comprehensive loss	(553,786)	(615,748)	(314,205)	(51,195)
Less: Comprehensive loss attributable to the noncontrolling interest	29,546	29,139	10,773	1,755
Comprehensive loss attributable to Yingli Green Energy	(524,240)	(586,609)	(303,432)	(49,440)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(551,177)	(607,088)	(321,455)	(52,376)
Share-based compensation	(9,524)	(3,895)	(3,543)	(577)
Amortization of intangible assets	(11,967)	(833)	(753)	(123)
Interest expenses (income) consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(312)	35	4,905	799
Net loss attributable to Yingli Green Energy	(572,980)	(611,781)	(320,846)	(52,277)
Non-GAAP diluted loss per share and per ADS	(3.52)	(3.88)	(2.05)	(0.33)
Diluted loss per share and per ADS	(3.66)	(3.91)	(2.05)	(0.33)